Exhibit 99.1

Press Release

Media Contact

Matthias Link

T +49 6172 609-2872

matthias.link@fresenius.com

Contact for analysts and investors

Dr. Dominik Heger

T +49 6172 609-2601

dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

May 2, 2018

Fresenius Medical Care Announces Leadership Change in EMEA

Fresenius Medical Care, the world’s largest provider of dialysis products and services, today announced a leadership change in its EMEA (Europe, Middle East and Africa) region. Effective 1 September 2018, Ms. Katarzyna Mazur-Hofsäss, Ph.D., will assume the Management Board position in charge of EMEA. She follows Dominik Wehner, who decided to step down from his position for personal reasons, effective on 31 December 2017. In the interim period Rice Powell, Chief Executive Officer of Fresenius Medical Care and Chairman of the Management Board, manages the EMEA region.

“I want to thank Dominik for his more than 20 years of contributions — most notably his commitment of caring for our patients at all times while enhancing our geographical footprint in the EMEA region. We are very proud of what Dominik has achieved and wish him all the best for his future,” said Rice Powell.

Katarzyna Mazur-Hofsäss has been president for EMEA at the med-tech company Zimmer Biomet since 2013. In her 25 years of professional career she has gained extensive experience in the medical and pharma industry from her positions at Abbott Laboratories and Roche. Katarzyna Mazur-Hofsäss is a physician by educational background and holds a Ph.D. from Gdansk Medical University in Poland, as well as an MBA from the Warsaw School of Economics and the University of Minnesota. “Katarzyna will not only be well equipped to run our expanding EMEA region but she will also have a fresh perspective that can provide new impulses. We look forward to welcoming her in our team,” said Rice Powell.

About half of all dialysis machines and dialyzers sold worldwide are produced by Fresenius Medical Care. Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases, of whom around 3.2 million worldwide regularly undergo dialysis treatment. Through its network of 3,752 dialysis clinics, Fresenius Medical Care provides dialysis treatment to 320,960 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.